Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February  15, 2007, relating to the consolidated financial statements and financial statement schedule of Abbott Laboratories and subsidiaries, and management’s report on the effectiveness of internal control over financial reporting (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, and SFAS No. 123(R), Share-Based Payment) appearing in the Annual Report on Form 10-K of Abbott Laboratories for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 1, 2007